SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com

March 12, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Keating Capital, Inc. – Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of Keating Capital, Inc., we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934.

Please call me at the above number if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Cynthia M. Krus